UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

 SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 1-13045

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IRON MOUNTAIN INCORPORATED

745 ATLANTIC AVENUE BOSTON, MASSACHUSETTS 02111

The Iron Mountain
Companies 401(k) Plan

Financial Statements as of December 31, 2008 and
2007, and for the Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008,
and Report of Independent Registered Public
Accounting Firm

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	4–11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008 —	12

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	14

Signatures	15

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Iron Mountain Companies 401(k) Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of The Iron Mountain Companies 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 26, 2009

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Participant-directed investments — at fair value:
Mutual funds	$119,706,183	$161,481,389
Pooled separate accounts	28,362,607	22,986,575
Iron Mountain stock fund	1,942,378	2,039,252
Brokerage account	570,878	536,572
Participant loans	7,628,656	7,032,045

Total investments	158,210,702	194,075,833

Contributions receivable — Employee	—	811,137

Total assets	158,210,702	194,886,970

LIABILITIES — Excess contributions payable	367,670	547,914

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	157,843,032	194,339,056

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	4,394,863	894,449

NET ASSETS AVAILABLE FOR BENEFITS	$162,237,895	$195,233,505

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

INVESTMENT ACTIVITY:
Interest and dividend income	$4,610,248
Net depreciation in fair value of investments	(57,675,173)

Total investment activity	(53,064,925)

CONTRIBUTIONS:
Participant	26,076,915
Employer	7,085,721
Participant rollover	2,330,385

Total contributions	35,493,021

DEDUCTIONS:
Distributions to participants	(15,318,573)
Administrative expenses	(105,133)

Total deductions	(15,423,706)

NET DECREASE	(32,995,610)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	195,233,505

End of year	$162,237,895

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.              DESCRIPTION OF THE PLAN

The following description of The Iron Mountain Companies 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information — The Plan is a defined contribution plan covering substantially all United States employees of Iron Mountain Incorporated and its affiliated participating companies (collectively, “Iron Mountain” or the “Company”), as defined in the Plan document. Full-time employees age 18 or older are immediately eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration of the Plan — New York Life Trust Company is the Plan’s trustee, custodian, and record keeper (the “Trustee”). The Plan is administered by the Retirement Plan Committee of the Company, which is appointed by the Board of Directors of the Company.

Contributions — Participants can contribute an amount up to 25% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”). During 2008 and 2007, the Company made biweekly discretionary matching contributions based on the amount of participant contributions as follows: the Company matched 50% of non-highly compensated employee participant’s contributions up to the first 5% of his or her compensation and 50% of highly compensated employee participant’s contributions up to the first 4% of his or her compensation. At its discretion, the Company may change the amount of the matching contribution it will make.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers several mutual funds, a pooled separate account, common stock of the Company, and a self-directed brokerage account as investment options for participants. Participants can only invest up to 50% of their account balance in the self-directed brokerage account option and only 25% of new contributions into Iron Mountain common stock.

Benefit Vesting — Participants are fully vested in their pretax and rollover accounts. A participant’s Company contributions, including allocated earnings/losses thereon (“Iron Mountain Contribution Account”), becomes fully vested in the event of normal retirement, total and permanent disability, or death while still employed.

Otherwise, vesting in the Iron Mountain Contribution Account is based on the following schedule:

Years of Vesting Service	Percentage

Less than 1 year	0%
1 year but less than 2 years	20
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

Participant Loans — A participant may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, or up to 20 years if the purpose of the loan is to purchase a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the note. The interest rate on loans outstanding at December 31, 2008, ranged from 4.25% to 11.50%.

Forfeitures — Participants who terminate their employment with the Company or incur five consecutive breaks in service, as defined, forfeit the nonvested portion of their Iron Mountain Contribution Account. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $330,151 and $884,557, respectively, which will be used to offset future Company contributions. During the year ended December 31, 2008, Company contributions were reduced by $1,134,407 from nonvested forfeited amounts.

Payment of Benefits — Upon termination of participation due to death, disability, retirement, or termination of employment, a participant may elect to receive an amount equal to the value of his or her vested account as a lump-sum amount. If termination results for any reason other than death and the value of a participant’s account exceeds $5,000, the participant may elect to postpone payment of the account until age 70-1/2 years.

Administrative Expenses — All expenses incurred in operating the Plan may be paid by the Company. Fees not paid by the Company shall be paid by the Plan in accordance with the Plan document.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties — The Plan invests in various mutual funds, pooled separate accounts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. For the years ended December 31, 2008 and 2007, the Plan’s investments consisted of mutual funds, a pooled separate investment account, Iron Mountain common stock, a self-directed brokerage account and participant loans. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year end. Iron Mountain common stock is recorded at quoted market prices. The self-directed brokerage account is recorded at the quoted market prices of the individual investments held in the brokerage account. Participant loans are valued at cost, which approximates fair value at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds, pooled separate account and self-directed brokerage account are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (“New York Life”). New York Life maintains the contributions in a pooled separate account, which is credited with earnings reflective of the investment experience of the pooled separate account’s underlying investments and charged for participant withdrawals and administrative expenses. The contract is recorded in the financial statements at fair value and adjusted to contract value as reported to the Plan by New York Life Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Fair value of the contract is calculated by applying the Plan’s percentage ownership in the pooled separate account to the total market value of the account’s underlying securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value; for example, the Plan may not fully withdraw from the account without incurring a penalty, unless the Plan sponsor provides 12 months’ advance notice to New York Life. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. New York Life may not terminate the contract at any amount less than contract value.

New York Life is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with New York Life, but may not be less than 0%. Such interest rate may be reset not more frequently than daily and not less frequently than quarterly. The interest crediting rate reflects the book yield on the separate account, adjusted to reflect amortization of any realized gains and losses.

The average yield and average crediting interest rates were approximately 5.15% and 4.86%, respectively, for 2008 and 4.80% and 5.09%, respectively, for 2007. The average yield is computed by dividing the annual earnings by the average fair value of the investment contract. The average crediting interest rate represents the average of the beginning of the year and end of the year crediting interest rates of the pooled separate account.

Payment of Benefits — Benefit payments to participants are recorded when paid. At December 31, 2008 and 2007, there are no amounts allocated to accounts of persons who have elected to withdraw from the Plan that have not yet been paid.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Consequently, the Plan adopted SFAS No. 157 as of January 1, 2008. See Note 4 for disclosures.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and includes an Amendment of SFAS No. 115. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Plan did not elect the fair value option as of January 1, 2008.

3.              INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2008	2007

New York Life Stable Value Fund	$28,362,607	$22,986,575
PIMCO Total Return Fund	26,829,158	24,114,491
American Funds The Growth Fund of America	20,589,211	31,637,644
MainStay S&P 500 Index Fund I	20,189,540	24,801,433
Victory Special Value Fund	16,654,716	27,262,961
Van Kampen Growth & Income Fund	11,274,405	16,143,092
Fidelity Advisor Diversified International Fund	10,550,923	17,911,597

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value by $57,675,173, as follows:

PIMCO Total Return Fund	$277,957
MainStay S&P 500 Index Fund I	10,436,756
MainStay Balanced Fund	2,640,898
Van Kampen Growth & Income Fund	5,574,559
American Funds The Growth Fund of America	13,022,190
Davis New York Venture Fund	2,591,755
Oppenheimer Main Street Small Cap Fund	1,654,503
Victory Special Value Fund	12,688,171
Oakmark Equity and Income Fund	188,650
Fidelity Advisor Diversified International Fund	7,924,354
Iron Mountain Stock Fund	675,380

Net depreciation in fair value of investments	$57,675,173

4.                      FAIR VALUE DISCLOSURE

SFAS No. 157 defines fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Plan’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

The Plan’s valuation methodology used to measure the fair value of common stock and mutual funds (Level 1) was obtained from quoted market prices as these instruments have active markets. The fair value of money market funds and corporate bonds is based on observable market inputs that are not highly active and therefore are classified as Level 2. The fair value of the pooled separate accounts is based on the value of the underlying assets, as reported to the Plan by New York Life Trust Company. The pooled separate account is comprised of a portfolio of underlying securities that can be valued on active markets. Fair value of the contract is calculated by applying the Plan’s percentage ownership in the pooled separate account to the total market value of the account’s underlying securities, and is therefore categorized as Level 2 as the Plan does not directly own shares of these underlying investments. The participant loans (Level 3) are valued at cost plus interest and are included at their carrying values, which approximates their fair values.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 are as follows:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance as of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Money market funds	$221,127	$—	$221,127	$—
Mutual funds	119,833,656	119,833,656	—	—
Common stock	2,124,117	2,124,117	—	—
Corporate bonds	40,539	—	40,539	—
Pooled separate accounts	28,362,607	—	28,362,607	—
Participant Loans	7,628,656	—	—	7,628,656

Total investments at fair value	$158,210,702	$121,957,773	$28,624,273	$7,628,656

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended December 31, 2008
Participant
Loans
Balance, beginning of year	$7,032,045
Issuances, repayments and settlements, net	596,611

Balance, end of year	$7,628,656

5.              FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) determined and informed the Company by a letter, dated January 25, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.              TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would become 100% vested in their accounts.

7.              RECONCILIATION TO THE FORM 5500

The following is a reconciliation of the total investments per the financial statements to the Form 5500 at December 31:

	2008	2007

Total investments per the financial statements	$158,210,702	$194,075,833
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	4,394,863	894,449
Less deemed distributions to participants	(10,309)	(17,172)

Total investments per the Form 5500	$162,595,256	$194,953,110

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2008	2007

Net assets available for benefits per the financial statements	$162,237,895	$195,233,505
Less deemed distributions to participants	(10,309)	(17,172)

Net assets available for benefits per the Form 5500	$162,227,586	$195,216,333

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to net loss plus transfers per the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets available for benefits per the financial statements	$(32,995,610)
Plus deemed distributions to participants — prior year	17,172
Less deemed distributions to participants — current year	(10,309)

Net loss plus transfers per the Form 5500	$(32,988,747)

8.              EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The pooled separate account is managed by the Trustee, and therefore, these transactions qualify as parties-in-interest. Fees paid by the Plan to the Trustee were $105,133 for the year ended December 31, 2008.

At December 31, 2008 and 2007, the Plan held 74,471 and 52,060 shares, respectively, of Common Stock of Iron Mountain Incorporated, the sponsoring employer, with a fair market value of $1,841,668 and $1,927,261, respectively. The fair market value of the Iron Mountain Incorporated Common Stock, combined with nominal amounts in a money market fund at each period end represent the Iron Mountain Stock Fund investment balance reported in the statements of net assets available for benefits at December 31, 2008 and 2007. Participants direct their investment allocation and may elect to invest up to 25% of their contributions in Iron Mountain common stock.

9.              VOLUNTARY CORRECTION PROGRAM

The Company discovered errors relating to its 2003 and 2004 ADP/ACP testing requirements, the calculation of matching contributions for 2003, 2004, and 2005, and the compensation used in calculating 401(k) and matching contributions. The 2003 ADP/ACP testing error resulted in a failure to distribute excess contributions and excess aggregate contributions in an amount sufficient to satisfy those tests. The 2004 ADP/ACP testing error resulted in an overdistribution of excess contributions and excess aggregate contributions. The errors relating to matching contributions resulted in certain accounts being under- or over-matched, based on the participant’s contributions, and the error relating to compensation meant that the Plan’s definition of compensation was not consistent with the definition used in operation.

The Company filed a Voluntary Correction Program (VCP) submission with the IRS, which further details these matters and the Company’s proposal for correcting them. The corrections were approved by the IRS on January 25, 2007, and the Company has implemented such corrections.

None of these items had a material impact on the Plan’s net assets available for benefits, and as a result of the VCP filing, the Company does not expect the errors to affect the Plan’s tax status.

10.       EXCESS CONTRIBUTIONS PAYABLE

Amounts contributed to the Plan from highly compensated employees in excess of the IRS-approved limit were $367,670 and $547,914 in 2008 and 2007, respectively. These amounts are reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants within the time allowed by the IRS.

******

SUPPLEMENTAL SCHEDULE

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

		(c) Description of Investment,
(a) Identity	(b) Identity of Issue,	Including Maturity Date,
of Party	Borrower, Lessor	Rate of Interest, Par, or		(e) Current
Involved	or Similar Party	Maturity Value	(d) Cost	Value

		Investments — at fair value:
*	New York Life	Stable Value Fund	**	$28,362,607
	PIMCO	Total Return Fund	**	26,829,158
	MainStay	S&P 500 Index Fund I	**	20,189,540
	Oakmark	Equity and Income Fund	**	7,174,046
	Van Kampen	Growth & Income Fund	**	11,274,405
	American Funds	The Growth Fund of America	**	20,589,211
	Davis	New York Venture Fund	**	3,862,800
	Oppenheimer	Main Street Small Cap Fund	**	2,581,628
	Victory	Special Value Fund	**	16,654,716
	Fidelity Advisor	Diversified International Fund	**	10,550,923
*	Iron Mountain	Stock Fund	**	1,942,378
	Brokerage Account		**	570,878
	Receipt Disbursement Acct		**	(244)

*	Participants	Loans to participants, with interest at rates of 4.25% to 11.50%, repayable through payroll deductions in various amounts through 2027, secured by underlying participant accounts	**	7,628,656

		Total investments at fair value		158,210,702

		Adjustment from fair value to contract value for fully benefit-responsive investment contracts		4,394,863

		Less deemed distributions to participants		(10,309)

		TOTAL INVESTMENTS PER THE FORM 5500		$162,595,256

*   Party-in-interest.

** Cost information is not required for participant-directed investments and therefore is not included.

Exhibit Index

Exhibit 23.1            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

Date: June 26, 2009

	By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer